Schedule 13D                                                        Page 1 of 22

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Netia Holdings S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Ordinary Shares, nominal value 6.00 PLN per share,
                    represented by American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64114B 10 4
                                  -------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 12, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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


Schedule 13D                                                        Page 2 of 22


CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------

             1)   Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg, Pincus Equity Partners, L.P..........I.D.# 13-3986317
--------------------------------------------------------------------------------

             2) Check the Appropriate Box if a Member of a Group (See Instructions)

                     (a).....................................................[ ]
                     (b).....................................................[X]
--------------------------------------------------------------------------------

             3)   SEC Use Only..................................................
--------------------------------------------------------------------------------

             4)   Source of Funds (See Instructions)............................
--------------------------------------------------------------------------------

             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
--------------------------------------------------------------------------------

             6)   Citizenship or Place of Organization..................Delaware
--------------------------------------------------------------------------------

                          (7)    Sole Voting Power...........................-0-
Number of                 ------------------------------------------------------
Shares
Beneficially              (8)    Shared Voting Power...................1,381,442
Owned by                  ------------------------------------------------------
Each
Reporting Person          (9)    Sole Dispositive Power......................-0-
With                      ------------------------------------------------------

                          (10)   Shared Dispositive Power..............1,381,442
--------------------------------------------------------------------------------

             11)    Aggregate Amount Beneficially Owned by Each Reporting
                    Person.............................................1,381,442
--------------------------------------------------------------------------------

             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
--------------------------------------------------------------------------------

             13)    Percent of Class Represented by Amount in Row (11).....4.40%
--------------------------------------------------------------------------------

             14)    Type of Reporting Person (See Instructions)...............PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 3 of 22


CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------

             1)   Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg, Pincus Ventures International, L.P...........I.D.# NA
--------------------------------------------------------------------------------

             2) Check the Appropriate Box if a Member of a Group (See Instructions)

                     (a).....................................................[ ]
                     (b).....................................................[X]
--------------------------------------------------------------------------------

             3)   SEC Use Only..................................................
--------------------------------------------------------------------------------

             4)   Source of Funds (See Instructions)............................
--------------------------------------------------------------------------------

             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
--------------------------------------------------------------------------------

             6)   Citizenship or Place of Organization...................Bermuda
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power............................-0-
Number of                 ------------------------------------------------------
Shares
Beneficially              (8)   Shared Voting Power....................1,461,842
Owned by                  ------------------------------------------------------
Each
Reporting Person          (9)   Sole Dispositive Power.......................-0-
With                      ------------------------------------------------------

                           (10)  Shared Dispositive Power..............1,461,842
--------------------------------------------------------------------------------

             11)    Aggregate Amount Beneficially Owned by Each Reporting
                    Person.............................................1,461,842
--------------------------------------------------------------------------------

             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
--------------------------------------------------------------------------------

             13)    Percent of Class Represented by Amount in Row (11).....4.65%
--------------------------------------------------------------------------------

             14)    Type of Reporting Person (See Instructions)...............PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 22


CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------

             1)   Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg, Pincus & Co..........................I.D.# 13-6358475
--------------------------------------------------------------------------------

             2) Check the Appropriate Box if a Member of a Group (See Instructions)

                     (a).....................................................[ ]
                     (b).....................................................[X]
--------------------------------------------------------------------------------

             3)   SEC Use Only..................................................
--------------------------------------------------------------------------------

             4)   Source of Funds (See Instructions)............................
--------------------------------------------------------------------------------

             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
--------------------------------------------------------------------------------

             6)   Citizenship or Place of Organization..................New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power............................-0-
Number of
Shares                    ------------------------------------------------------
Beneficially
Owned by                  (8)   Shared Voting Power....................2,923,685
Each                      ------------------------------------------------------
Reporting Person
With                      (9)   Sole Dispositive Power.......................-0-
                          ------------------------------------------------------

                          (10)  Shared Dispositive Power...............2,923,685
--------------------------------------------------------------------------------

             11)    Aggregate Amount Beneficially Owned by Each Reporting
                    Person ............................................2,923,685
--------------------------------------------------------------------------------

             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
--------------------------------------------------------------------------------

             13)    Percent of Class Represented by Amount in Row (11).....9.31%
--------------------------------------------------------------------------------

             14)    Type of Reporting Person (See Instructions)...............PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 5 of 22


CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------

             1)   Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg Pincus LLC
                  (formerly E.M. Warburg, Pincus & Co., LLC)....I.D.# 13-3536050
--------------------------------------------------------------------------------

             2) Check the Appropriate Box if a Member of a Group (See Instructions)

                     (a).....................................................[ ]
                     (b).....................................................[X]
--------------------------------------------------------------------------------

             3)   SEC Use Only..................................................
--------------------------------------------------------------------------------

             4)   Source of Funds (See Instructions)............................
--------------------------------------------------------------------------------

             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
--------------------------------------------------------------------------------

             6)   Citizenship or Place of Organization..................New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power............................-0-
Number of                 ------------------------------------------------------
Shares
Beneficially              (8)   Shared Voting Power....................2,923,685
Owned by                  ------------------------------------------------------
Each
Reporting Person          (9)   Sole Dispositive Power.......................-0-
With                      ------------------------------------------------------

                          (10)  Shared Dispositive Power...............2,923,685
--------------------------------------------------------------------------------

             11)    Aggregate Amount Beneficially Owned by Each Reporting
                    Person.............................................2,923,685
--------------------------------------------------------------------------------

             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
--------------------------------------------------------------------------------

             13)    Percent of Class Represented by Amount in Row (11).....9.31%
--------------------------------------------------------------------------------

             14)    Type of Reporting Person (See Instructions)...............PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 6 of 22


     This Amendment No. 1 (this "Amendment No. l") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule 13D"), relating to the Ordinary Shares, nominal value 6.00 Polish Zloty (or "PLN") per share ("Ordinary Shares"), of Netia Holdings S.A., a Polish corporation (the "Company") and filed on behalf of:
Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg, Pincus & Co., a New York general partnership ("WP") and Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC) ("WP LLC" and together with WPEP, WPVI and WP, the "Reporting Entities").

     The holdings of Ordinary Shares of WP and WP LLC in this Schedule 13D include certain Ordinary Shares which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII"), Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII, WPNEPIII, WPVI and WPEP, the "Investors" and individually an "Investor"). WP, WP LLC and the Investors are referred to herein as the "Group Members." The economic interests of the Investors are all held through a single entity, Warburg Netia Holding Limited, a Cyprus company.

     Unless the context otherwise requires, references in the original Schedule 13D or in this Amendment No. 1 to the "Common Stock" are references to the Ordinary Shares. Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the original Schedule 13D.

Schedule 13D                                                        Page 7 of 22


     The entirety of the Schedule 13D is hereby amended to reflect the change of name of E.M. Warburg, Pincus & Co., LLC ("EMW") to Warburg Pincus LLC. Accordingly, all references in the Schedule 13D to EMW are hereby changed to references to WP LLC.

Item 2. Identity and Background.

     The response to Item 2 of the Schedule 13D is hereby amended to reflect changes in the composition of the partners of WP and the members of WPLLC since the time of the original filing of the Schedule 13D as follows:

     Schedule I to the original Schedule 13D is amended in its entirety and replaced by the Schedule I attached to this Amendment No. 1, which Schedule I is incorporated herein in its entirety.

Item 4. Purpose of Transaction:

     The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     The following text is hereby added between the first and last paragraphs of this Item:

Financial Restructuring

     On March 5, 2002, the Investors executed three agreements (the "Financial Restructuring Agreements") with respect to the Ordinary Shares of the Company:
(i) a restructuring agreement (the "Restructuring Agreement") by and among the Company (and certain of its subsidiaries), certain of the holders (the "Noteholders") of debt securities (the "Notes") issued by the Company's Dutch financing subsidiaries and guaranteed by the Company, JP Morgan Chase Bank (" JP Morgan Chase ") and Telia; (ii) a termination agreement (the "Termination Agreement") by and among the Investors, the Company and Telia; and (iii) an option agreement (the "Option Agreement") by and between the Investors and Telia. JP Morgan

Schedule 13D                                                        Page 8 of 22


Chase executed the Restructuring Agreement on March 12, 2002, and as of the same date a sufficient number of Noteholders had executed the Restructuring Agreement to cause the Investors and Telia to be obligated to vote at the Extraordinary General Meeting of Shareholders of the Company held on such date to approve the first resolutions to implement the Proposed Financial Restructuring (as defined below). The main purpose of the transactions detailed in the Financial Restructuring Agreements is to implement a proposed financial restructuring of the Company on the terms detailed in the Restructuring Agreement (the "Proposed Financial Restructuring"). In connection with the successful completion of the Proposed Financial Restructuring, the Amended and Restated Post-IPO Shareholders Agreement #1 and the Post-IPO Shareholders Agreement #2 (the "Existing Shareholders Agreements") will terminate (with certain residual non-compete and confidentiality obligations for the Investors and Telia as set out in the Termination Agreement) and the Investors will have the right, on terms set out in the Option Agreement, to acquire a number of the Ordinary Shares of the Company including the attached rights from Telia.

     It is expected that in connection with the completion of the Proposed Financial Restructuring, or shortly thereafter, the Company's statutes will be significantly amended to reflect the Proposed Financial Restructuring. Copies of the Restructuring Agreement, the Termination Agreement and the Option Agreement are filed as Exhibit 7, 8 and 9 to this Schedule 13D, respectively, and are incorporated herein by reference.

Schedule 13D                                                        Page 9 of 22


Item 5. Interest in Securities of the Issuer:

     Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to reflect more recent information regarding the number of Ordinary Shares of the Company outstanding. As reported in its financial statements for the year ended December 31, 2001, the Company reported an aggregate of 31,419,172 ordinary shares as issued and outstanding. Based upon such total outstanding shares, the percentage ownership of the Reporting Entities is as follows:

     (a)  WPEP -    1,381,442   (4.40%)
          WPVI -    1,461,842   (4.65%)
          WP -      2,923,685   (9.31%)
          WP LLC -  2,923,685   (9.31%)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Reference is made to the above discussion under Item 4. with respect to the Financial Restructuring Agreements.

     Restructuring Agreement

     Under the terms of the Proposed Financial Restructuring, the Noteholders and JP Morgan Chase will receive new shares in the Company representing up to 91% of the Company's post-restructuring share capital. The Noteholders and JP Morgan Chase will also receive in aggregate Euro 50 million of new senior secured notes issued by a Dutch finance subsidiary of the Company and guaranteed by the Company and its significant subsidiaries. The Company's existing shareholders will be issued two and three year freely transferable and assignable warrants, with each tranche covering 7.5% of the post-restructuring share capital of the Company

Schedule 13D                                                       Page 10 of 22


(together, totaling 15%, with such percentages being determined after the provision of 5% of the issued ordinary share capital of the Company for a management option plan as described below). It is expected that the warrants will be listed on the Warsaw Stock Exchange. The strike price applicable to warrants in each tranche will correspond with the volume weighted average share price for the 30 trading days beginning 31 days following the successful completion of the Proposed Financial Restructuring. The Company will also establish a key employee incentive plan and a stock option plan covering up to 5% of the post-restructuring share capital of the Company before the issuance of the warrants. The restructuring will be effected by means of one or more exchange offer(s) in conjunction with court-based plans of arrangement in both the Netherlands and Poland.

     The Restructuring Agreement obligates the Investors to (i) vote in favor of certain resolutions at the Extraordinary General Meeting of the Company's Shareholders on March 12, 2002 (as set out in Exhibit C to the Restructuring Agreement) subject to the Company having received prior thereto signature pages duly executed by Noteholders representing 30% or more of the total value of all claims of the holders of the Notes; (ii) propose for election as a Supervisory Board member an individual so nominated by the Noteholders and vote in favor of the election of that individual, (iii) vote in favor of any resolutions granting such Supervisory Board member the individual power to disapprove certain actions proposed to be taken by the Supervisory Board (as set out in Section 5.1 of the Restructuring Agreement); (iv) vote in favor of any additional resolutions that will be proposed by the Company and which are reasonably necessary to implement the Proposed Financial Restructuring. The Investors shall also appoint and not withdraw (without simultaneously appointing a replacement) that number of the Investors representatives on the Company's Supervisory Board as required by the Company's

Schedule 13D                                                       Page 11 of 22


statutes and shall, with the Company's Management Board's cooperation, use its commercial best efforts to fill any vacancy on the Supervisory Board. The Investors shall further recommend to such appointees on the Supervisory Board that they (a) attend all meetings and cast their votes with respect to all matters presented for a vote at the Supervisory Board, and (b) fill any vacancies in the composition of the Company's Management Board pursuant to the Company's statutes.

     The Investors may not advise, assist or encourage any person to act in a manner which frustrates the Proposed Financial Restructuring and shall, to the extent lawful, refrain from voting, supporting or preparing any other proposed plan of reorganization for or involving any company in the Company group, or any other arrangement or composition for any such company, or any relief in an involuntary case under any applicable insolvency, bankruptcy or other similar law with respect to any company in the Company group, or the appointment of an administrator, liquidator, custodian or similar official over all or substantially all of the property, assets and undertakings of any company in the Company group. None of the Investors may sell, transfer or assign (beneficially or otherwise) any of its shares in the Company, any voting interest therein, or any claim such Investor may have against any company in the Company group, to any person, other than Telia, during the term of the Restructuring Agreement unless such person first enters into an undertaking in favor of the other parties to the Restructuring Agreement agreeing to be bound by the terms of said agreement as if a party thereto. Finally, the Investors may not seek to acquire, either directly or indirectly, the beneficial ownership of, or any right to direct the disposition or vote in respect of, any of the Notes.

     The Restructuring Agreement may be terminated under certain conditions, as specified therein, including where a final non-appealable order restrains or otherwise prohibits

Schedule 13D                                                       Page 12 of 22


the consummation of the Proposed Financial Restructuring. It may also be terminated at the election of any party thereto other than a Noteholder if the Company shall not have received by March 31, 2002 signature pages duly executed by Noteholders representing at least 95% of the total value of all claims of the holders of the Notes. The terms and conditions of the Restructuring Agreement may be amended or waived as set out therein.

     Termination Agreement

     Pursuant to the terms of the Termination Agreement, the Existing Shareholders' Agreements shall terminate upon the completion of the Proposed Financial Restructuring. At such time, all of the parties to the Existing Shareholders Agreements shall be released from any and all liabilities thereunder, and the parties waive all rights and claims under the Existing Shareholders' Agreements.

     During the period commencing on the date of execution of the Termination Agreement (March 5, 2002) and ending on the earlier to occur of (i) 180 days after the date of such execution or (ii) the completion of the Proposed Financial Restructuring, the Investors or any of them, shall not make any investment in any facilities based, fixed-line telecommunications company with operations in Poland that derives a majority of its revenues from voice telephony services ("CLEC") without first having offered the Company the opportunity to co-invest with the investing Investor(s) in such CLEC on the same economic terms as those offered to such Investor(s), subject only to such reasonable constraints, based upon competitive or regulatory concerns, as may be required by the CLEC investee company on the shareholder or contractual rights attaching to such an investment in the hands of the Company.

Schedule 13D                                                       Page 13 of 22


     Until the second anniversary of the date when the Investors cease to be shareholders of the Company, the Investors are also bound by certain confidentiality undertakings.

     Until the completion of the Proposed Financial Restructuring, neither the Investors nor Telia shall transfer any of their shares in the Company, except for a transfer to their affiliates (or by the Investors pursuant to Section 1.10
(iii) of the Shareholders' Agreement # 2) and provided that in each case the relevant transferee is bound by the terms of this Agreement on the same terms as the relevant transferor.

     Option Agreement

     Upon completion of the Proposed Financial Restructuring, the Investors have the right to acquire from Telia for One Euro such number of the Ordinary Shares (and any rights attached thereto) held by Telia as would result, after giving effect to such acquisition, in Telia, on the one hand, and the Investors, on the other hand, holding the same number of Ordinary Shares.

Item 7. Material to Be Filed as Exhibits:

     Item 7 is hereby amended by adding the following document as an exhibit:

     7. Restructuring Agreement, dated as of March 5, 2002, by and among Netia Holdings, S.A., Netia South Sp. Z O.O., Netia Telekom S.A., Netia Holdings B.V., Netia Holdings II B.V., and Netia Holdings III B.V., Consenting Noteholders, JPMorgan Chase Bank, Telia AB (publ.), and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus

Schedule 13D                                                       Page 14 of 22


Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., and Warburg Netia Holding Limited.

     8. Termination Agreement, dated as of March 5, 2002, by and among Telia AB
(publ), Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited and Netia Holdings S.A.

     9. Option Agreement, dated as of March 5, 2002, by and among Telia AB
(publ), Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., and Warburg Netia Holding Limited.

Schedule 13D                                                       Page 15 of 22


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2002

                                      WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                      By: Warburg, Pincus & Co., General Partner

                                          By: /S/ Scott A. Arenare
                                              ------------------------------
                                              Scott A. Arenare, Partner


                                      WARBURG, PINCUS VENTURES
                                      INTERNATIONAL, L.P.

                                      By: Warburg, Pincus & Co., General Partner

                                          By: /S/ Scott A. Arenare
                                              ------------------------------
                                              Scott A. Arenare, Partner


                                      WARBURG, PINCUS NETHERLANDS EQUITY
                                      PARTNERS I, C.V.

                                      By: Warburg, Pincus & Co., General Partner

                                          By: /S/ Scott A. Arenare
                                              ------------------------------
                                              Scott A. Arenare, Partner


                                      WARBURG, PINCUS NETHERLANDS EQUITY
                                      PARTNERS II, C.V.

                                      By: Warburg, Pincus & Co., General Partner

                                          By: /S/ Scott A. Arenare
                                              ------------------------------
                                              Scott A. Arenare, Partner

Schedule 13D                                                     Page 16 of 22


                                      WARBURG, PINCUS NETHERLANDS EQUITY
                                      PARTNERS III, C.V.

                                      By: Warburg, Pincus & Co., General Partner

                                          By: /S/ Scott A. Arenare
                                              ------------------------------
                                              Scott A. Arenare, Partner


                                      WARBURG, PINCUS & CO.

                                      By: /S/ Scott A. Arenare
                                          ------------------------------
                                          Scott A. Arenare, Partner


                                      WARBURG PINCUS LLC

                                      By: /S/ Scott A. Arenare
                                          ------------------------------
                                          Scott A. Arenare, Member

Schedule 13D                                                       Page 17 of 22


                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of WP and members of WP LLC. WP is the sole general partner of WPEP, WPVI, WPNEPI, WPNEPII and WPNEPIII. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
           NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Scott A. Arenare           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Larry Bettino              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Samantha C. Chen           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Mark Colodny               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen Distler            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Peter R. Kagan             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David E. Libowitz          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Edward J. McKinley         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------

Schedule 13D                                                       Page 18 of 22


-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
           NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Partner of WP; Managing Member, Chairman and
                           Chief Executive Officer of WP LLC
-------------------------- -----------------------------------------------------
Stan Raatz                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Wayne W. Tsou              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member and President of WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Wenstrup             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rosanne Zimmerman          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------
NL & Co.**
-------------------------- -----------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and WP LLC

**   New York limited partnership; primary activity is ownership interest in WP.

Schedule 13D                                                       Page 19 of 22


                                MEMBERS OF WP LLC
                                -----------------

-------------------------- ----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
           NAME                        WITH THE REPORTING ENTITIES
-------------------------- ----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Scott A. Arenare           Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Larry Bettino              Member and Managing Director of WP LLC, Partner of WP
-------------------------- ----------------------------------------------------
Frank M. Brochin (1)       Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Samantha C. Chen           Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Mark Colodny               Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Stephen Distler            Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Makoto Fukuhara (2)        Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Stewart K. P. Gross        Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- ----------------------------------------------------
Alf Grunwald (3)           Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Jeffrey A. Harris          Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- ----------------------------------------------------
Sung-Jin Hwang (4)         Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Roberto Italia (5)         Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Peter R. Kagan             Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Charles R. Kaye            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- ----------------------------------------------------
Rajesh Khanna (6)          Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Henry Kressel              Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- ----------------------------------------------------
Rajiv B. Lall (6)          Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Joseph P. Landy            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- ----------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
David E. Libowitz          Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Nicholas J. Lowcock (7)    Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
John W. MacIntosh (8)      Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Edward J. McKinley         Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Gary D. Nusbaum            Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Lionel I. Pincus           Managing Member, Chairman and Chief Executive Officer
                           of WP LLC; Managing Partner of WP
-------------------------- ----------------------------------------------------
Pulak Chandan Prasad (6)   Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Stan Raatz                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------

Schedule 13D                                                       Page 20 of 22

                          -----------------------------

-------------------------- ----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
           NAME                        WITH THE REPORTING ENTITIES
-------------------------- ----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Joseph C. Schull (8)       Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Melchior Stahl (3)         Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Chang Q. Sun (9)           Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC, Partner of WP
-------------------------- ----------------------------------------------------
Wayne W. Tsou              Member and Managing Director of WP LLC, Partner of WP
-------------------------- ----------------------------------------------------
John L. Vogelstein         Member and President of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
David Wenstrup             Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Jeremy S. Young (7)        Member and Managing Director of WP LLC
-------------------------- ----------------------------------------------------
Rosanne Zimmerman          Member and Managing Director of WP LLC; Partner of WP
-------------------------- ----------------------------------------------------
Pincus & Co.*
-------------------------- ----------------------------------------------------


(1) Citizen of France
(2) Citizen of Japan
(3) Citizen of Germany
(4) Citizen of Korea
(5) Citizen of Italy
(6) Citizen of India
(7) Citizen of United Kingdom
(8) Citizen of Canada
(9) Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and WP LLC

Schedule 13D                                                       Page 21 of 22


                                  Exhibit Index
                                  -------------

Exhibit 1 Joint Filing Agreement, dated as of March 17, 2000, by and among the Reporting Entities.

Exhibit 2 Share Purchase Agreement, dated as of February 29, 2000, between WP and CIBC World Markets.

Exhibit 3 Share Purchase Agreement, dated as of February 29, 2000, between Centralny Dom Maklerski and CIBC-Oppenheimer Corp.

Exhibit 4 Shareholders' Agreement #1, dated as of August 3, 1999, by and between the Company, the Reporting Entities and the shareholders listed therein.

Exhibit 5 Shareholders' Agreement #2, dated as of August 3, 1999, by and between the Company, the Reporting Entities and the shareholders listed therein.

Exhibit 6 Registration Rights Agreement, dated as of August 3, 1999, by and between the Company, the Reporting Entities and the shareholders listed therein.

Exhibit 7 Restructuring Agreement, dated as of March 5, 2002, by and among Netia Holdings, S.A., Netia South Sp. Z O.O., Netia Telekom S.A., Netia Holdings B.V., Netia Holdings II B.V., and Netia Holdings III B.V., Consenting Noteholders, JPMorgan Chase Bank, Telia AB (publ.), and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., and Warburg Netia Holding Limited.

Exhibit 8 Termination Agreement, dated as of March 5, 2002, by and among Telia AB (publ), Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International,

Schedule 13D                                                       Page 22 of 22


               L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Warburg Netia Holding Limited and Netia Holdings S.A.

Exhibit 9 Option Agreement, dated as of March 5, 2002, by and among Telia AB (publ), Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., and Warburg Netia Holding Limited.